Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 2, 2026

TO THE PROSPECTUS DATED APRIL 3, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc. dated April 3, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purpose of this Supplement is to provide an update on our acquisition of certain self-storage properties.

Acquisition of Self-Storage Properties

The following disclosure updates the “Real Estate Portfolio” section of the Prospectus and all similar disclosure:

On September 17, 2026, the Operating Partnership closed on the acquisition of two self-storage properties located in Pleasant Prairie and West Bend, Wisconsin for an aggregate purchase price of approximately $34.25 million. In total, the self-storage properties are comprised of 1,492 climate-controlled storage units, encompassing 175,725 square feet. Both properties are fully climate-controlled and feature customer amenities that include electronic access controls, security systems, elevators, and truck-friendly loading areas. The Pleasant Prairie property offers a value-add opportunity through the potential expansion of additional mezzanine-level storage units.

This latest acquisition of self-storage properties brings the Company’s portfolio to 37 assets in the healthcare, student housing and self-storage sectors, in 13 states and with a total estimated property value of $451 million.